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my name is marissa
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and this is james we run a small winery
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in rhode island called anchor and hope
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we work with small family farms
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in germany california and oregon
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to make really amazing wines they
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are all grown sustainably and we package
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everything here locally
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into bottles cans and kegs as well
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[Music]
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do
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[Music]
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you